July 25, 2008

VIA:
U.S. Mail and
Fax: (202) 772-9366

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Hydrogen Engine Center, Inc.
Registration Statement on Form S-1
File No. 333-151046

Dear Mr. Mancuso, Mr. Mumford, et al:

We have reviewed the comments from your letter dated July 18, 2008 and have formulated responses as outlined below. Concurrently with this letter, we also filed Amendment No. 2 to our Registration Statement on Form S-1 (the “Amendment”). As used in this letter, the terms the “Company,” “we,” “our” or “us” refer to Hydrogen Engine Center.

1.    Please ensure that you have resolved the comments contained in our letter dated July 9, 2008 on your Form 10-KSB for the year ended December 31, 2007 and your Form 10-Q for the quarter ended March 31, 2008 prior to requesting acceleration of your form S-1.

On July 18, 2008 we filed a Form 8-K announcing changes in our previously issued financial statements in accordance with Item 4.02(a) of that form. On July 23, 2008 we filed our Form 10-KSB/A for the year ended December 31, 2007 and our Form 10-Q/A for the quarter ended March 31, 2008, in which we incorporated the changes previously announced. Those changes are reflected in the Amendment filed today. The revisions in these reports are intended to resolve the comments contained in the Commission letter dated July 9, 2008. We will notify you in writing when we receive notice that the comments have been resolved.

Fee Table

2.    Your additional filing fee should be based on the additional shares included in the amendment, without recalculating the fee for the shares included in the previous version of the filing. Please revise accordingly.

In Amendment No. 1 to our Registration Statement on Form S-1, which was filed with the Commission on July 8, 2008, we added 765,406 additional shares to the Registration Statement. In the Amendment filed today we have calculated the additional filing fee based on the additional shares without recalculating the fee for the shares included in the previous version of the filing.

Exhibits

3.    Given the change to the number of securities included in the fee table, your incorporation of the opinion filed as exhibit 5.1 in the previous amendment is not appropriate. Please file an opinion that addresses all securities included in this offering.

We agree with your comment and have filed an opinion with the Amendment that addresses all securities included in this offering.

Signatures

4.    Please indicate signatures in the manner required by Regulation S-T Item 302.

We agree with your comment. In the Amendment we have indicated signatures in the manner required by Regulation S-T Item 302.

5.    Please indicate below the second paragraph of text required on the signature page who signed in the capacity of principal executive officer.

We agree with your comment. In the Amendment we have indicated below the second paragraph of text required on the signature page that Theodore G. Hollinger signed in the capacity of principal executive officer.

Thank you for your attention to this matter and we look forward to hearing from you. Please direct any questions or requests for clarification of matters addressed in this letter or in the Amendment to the undersigned or to Beverly Evans of Davis, Brown, Koehn, Shors & Roberts, P.C. at (515) 288-2500 or by fax at (515) 243-0654.

Very truly yours,

HYDROGEN ENGINE CENTER, INC.

Sandra M. Batt
Chief Financial Officer